SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors held on June 30, 2011

1. Date, Time and Venue: On June 30, 2011, at 12 p.m., in the headquarter of the Company, located at Avenida das Nações Unidas 8,501, 19th floor.

2. Call Notice and Attendance: Call notice waived, due to the attendance of the totality of the members of the Company’s Board of Director, therefore, the instatement and approval quora were verified.

3. Presiding Board: Chairman: Caio Racy Mattar. Secretary: Renata de Carvalho Fidale.

4. Resolutions: It was unanimously approved, without reservations, by all the directors in attendance, in the terms of Article 22 (u) of the Company’s Bylaws, to confirm and ratify all acts practiced by the management of the Company previously to the date of this Board of Directors’ meeting, regarding the celebration of definite assignment of Real Estate credits contracts entered into by the Company and its controlling with Banco BTG Pactual S.A., for a period of 18 months, in a total amount, present value, of R$171,337,943.38, in the terms and conditions negotiated by the management of the Company. The operation has the purpose of securitization of Real Estate receivables that are property of the Company, Gafisa SPE-46 Empreendimentos Imobiliários Ltda., Gafisa SPE-40 Empreendimentos Imobiliários Ltda., Consórcio Gafisa Rizzo, Blue II SPE Planejamento, Promoção, Incorporação e Venda Ltda., Gafisa SPE-38 Empreendimentos Imobiliários Ltda., LT Incorporadora SPE Ltda., Gafisa SPE-41 Empreendimentos Imobiliários Ltda., Dolce Vita Bella Vita SPE S.A., Gafisa SPE-22 Empreendimentos Imobiliários Ltda., Gafisa SPE-36 Empreendimentos Imobiliários Ltda., Sunshine S.A., Gafisa SPE-30 Empreendimentos Imobiliários Ltda., Gafisa SPE-50 Empreendimentos Imobiliários Ltda., Jardim I Planejamento, Promoção e Venda Ltda., Gafisa SPE-42 Empreendimentos Imobiliários Ltda., Blue I SPE Planejamento, Promoção, Incorporação e Venda Ltda., Gafisa SPE-88 Empreendimentos Imobiliários Ltda., Gafisa SPE-90 Empreendimentos Imobiliários Ltda., Gafisa SPE-92 Empreendimentos Imobiliários Ltda., Gafisa SPE-106 Empreendimentos Imobiliários Ltda. and Gafisa SPE-85 Empreendimentos Imobiliários Ltda

5. Closing: With no further matters to be discussed, these minutes were read, approved and signed by those attending the meeting. Signatures: Caio Racy Mattar (Chairman), Renata de Carvalho Fidale (Secretary). Directors: Caio Racy Mattar, Richard L. Huber, Gerald Dinu Reiss, José Écio Pereira da Costa Júnior, Renato de Albuquerque, Wilson Amaral de Oliveira, Henri Phillipe Reichstul, Guilherme Affonso Ferreira and Maria Letícia de Freitas Costa.

1

I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

Renata de Carvalho Fidale
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 05, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer